March 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cheryl Brown
Kevin Dougherty

Re:	Permex Petroleum Corporation
Registration Statement on Form S-1
File No. 333-284586

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Permex Petroleum Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Monday March 10, 2025, or as soon thereafter as possible.

Please notify Greg Carney of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at 213-617-4209 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

PERMEX PETROLEUM CORPORATION

By:	/s/Bradley Taillon
Name:	Bradley Taillon
Title:	Chief Executive Officer

-1-